UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

AMERCO
(Name of Issuer)

Common Stock, $0.25 par value per share
(Title of Class of Securities)

023586100
(CUSIP Number)

Laurence J. DeRespino
2727 N. Central Avenue
Phoenix, Arizona 85004
Telephone (602) 263-6645

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other revisions of the Act (however, see the Notes).

CUSIP No. 023586100

1	NAMES OF REPORTING PERSONS Edward J. Shoen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER 10,642,388 shares
	9	SOLE DISPOSITIVE POWER 3,487,885 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,642,388 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0004%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 023586100

1	NAMES OF REPORTING PERSONS Mark V. Shoen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER 10,642,388 shares
	9	SOLE DISPOSITIVE POWER 3,429,610 shares (2)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,642,388 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0004%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(2) Mr. Mark V. Shoen shares of common stock are held directly and through his controlled entity, Blackwater Investments, Inc. (“Blackwater”).

CUSIP No. 023586100

1	NAMES OF REPORTING PERSONS James P. Shoen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER 10,642,388 shares
	9	SOLE DISPOSITIVE POWER 2,050,170 shares (3)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,642,388 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0004%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(3) James P. Shoen’s shares of common stock are held directly and indirectly through his controlled entity, JPS Partners LTD.

CUSIP No. 023586100

1	NAMES OF REPORTING PERSONS Rosmarie T. Donovan, as Trustee of the Shoen Irrevocable Trusts dated November 2, 1998 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER 10,642,388 shares
	9	SOLE DISPOSITIVE POWER 250,250 shares (4)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,642,388 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0004%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(4) Ms. Donovan is Trustee for five separate irrevocable trusts, each dated November 2, 1998.

CUSIP No. 023586100

1	NAMES OF REPORTING PERSONS Southwest Fiduciary, Inc., as Trustee of the Irrevocable “C” Trusts dated December 20, 1982 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Southwest Fiduciary, Inc. is an Arizona corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER0 shares
	8	SHARED VOTING POWER 10,642,388 shares
	9	SOLE DISPOSITIVE POWER 1,424,473 shares (5)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,642,388 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0004%
14	TYPE OF REPORTING PERSON (See Instructions) CO
(5) Southwest Fiduciary, Inc. is Trustee for three separate irrevocable “C” trusts, each dated December 20, 1982, with Edward J. Shoen, Mark V. Shoen and James P. Shoen as grantors, respectively.

CUSIP No. 023586100

Item 1.	Security and Issuer

This statement (the “Statement”) relates to the shares of common stock, $0.25 par value (the “Shares”) of AMERCO, a Nevada corporation (the “Company”), which maintains its principal executive offices at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502.

Item 2.	Identity and Background

The name, address and background information for each person filing this Statement (collectively, the “Reporting Persons”) is as follows:

Edward J. Shoen has served as a Director and Chairman of the Board of the Company since 1986, as President since 1987, as a Director of U-Haul International, Inc. (“U-Haul”) since 1990, and as the President of U-Haul since 1991. Mr. Shoen has been associated with the Company since 1971 and his principal place of business is located at U-Haul’s headquarters, located at 2727 N. Central Avenue, Phoenix, AZ 85004. He is a US citizen.

Mark V. Shoen served as a Director of the Company from 1990 until February 1997. He served as a Director of U-Haul from 1990 until November 1997 and as President, Phoenix Operations, from 1994 to present. His principal place of business is located at U-Haul’s headquarters, located at 2727 N. Central Avenue, Phoenix, AZ 85004. He is a US citizen.

James P. Shoen has served as a Director of the Company since 1986 and was Vice President of the Company from 1989 to November 2000. Mr. Shoen has been associated with the Company since 1976. He served from 1990 to November 2000 as Executive Vice President of U-Haul. He is currently Vice President of U-Haul Business Consultants, a subsidiary of the Company. His principal place of business is located at the Company’s headquarters, located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502. He is a US citizen.

Rosmarie T. Donovan serves as Trustee of the Shoen Irrevocable Trusts dated November 2, 1998. Her address is 6015 S. Virginia St., E#473, Reno, NV 89502. She is a US citizen.

Southwest Fiduciary, Inc is an Arizona corporation that serves as Trustee of the Irrevocable “C” Trusts dated December 20, 1982 with Edward J. Shoen, Mark V. Shoen, and James P. Shoen each as grantors, respectively. Southwest Fiduciary’s principal place of business is 7147 N. 59th Avenue, Glendale, Arizona 85301 and its principal business is to provide various fiduciary services.

During the past five years, to the best knowledge of the Reporting Persons as of the date hereof, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As discussed below, the reporting obligations of the Reporting Parties are as a result of the Stockholder Agreement (as hereinafter described). With the exception of (i) 124,000 shares of common stock purchased by Mark Shoen (through his controlled entity, Blackwater) and reported in his Form 4 filing dated March 9, 2006 for a purchase price per share ranging from $89.14 to $95.05; (ii) 53,200 shares of common stock purchased by Mark Shoen (through Blackwater) and reported in his Form 4 filing dated November 18, 2005 for a purchase price per share ranging from $62.15 to $63.70; (iii) 300 shares of common stock purchased on June 28, 2006 by Rosmarie T. Donovan, as Trustee of the Shoen Irrevocable Trusts dated November 2, 1998 for an aggregate purchase price of $27,624; and (iv) 4,204, 3,929 and 3,856 shares of common stock owned by Edward Shoen, Mark Shoen and James Shoen, respectively, pursuant to the Company’s Employee Stock Ownership Plan, substantially all of the shares subject to the Stockholders Agreement are prior acquisitions or gifts. The purchases by Blackwater noted above were made with operating capital of such entity; and the purchase by Rosmarie Donovan, as Trustee, noted above was made with funds of the trust entities.

Item 4.	Purpose of Transaction

On June 30, 2006, the Reporting Persons entered a Stockholder Agreement (the “Stockholder Agreement”), attached hereto as Exhibit 99.2, in which the Reporting Persons agreed to vote as one block in a manner consistent with the Stockholder Agreement and in furtherance of their interests. The Stockholder Agreement resulted in the Reporting Persons owning 50.0004% of the Company’s common stock. The Reporting Persons believe that the Stockholder Agreement will advance corporate stability, facilitate the evaluation of strategies to maximize the value and liquidity of the Company’s securities as well as other matters of interest to the Reporting Persons. The Stockholder Agreement has an initial term that expires on July 1, 2007 (unless sooner terminated as provided therein) but will automatically renew each July 1st thereafter unless a Reporting Person provides notice by June 1st to the other parties of its intent to withdraw from the Stockholder Agreement.

Item 5.	Interest in Securities of the Issuer

As discussed above under Item 4, the Reporting Parties have agreed to aggregate their voting power pursuant to the Stockholder Agreement. As a result of the Stockholder Agreement, each Reporting Party may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act, as amended) of, and shared power to vote or direct the vote of 10,642,388 shares of the Company’s common stock, which represents 50.0004% of the outstanding shares of the Company’s common stock. Each Reporting Party executed an irrevocable proxy in connection with the Stockholder Agreement and appointed James P. Shoen as proxy in order to carry out the terms of the Stockholder Agreement. In addition, any shares of the Company’s common stock acquired by or issued to any party to the Stockholder Agreement shall be subject to the terms of the Stockholder Agreement.

While the Reporting Persons share voting power, each Reporting Person retains the sole dispositive power with respect to the shares beneficially owned by such Reporting Person. Edward J. Shoen beneficially owns 3,487,885 shares of the Company’s common stock and retains sole dispositive power over such shares. Such shares constitute approximately 16.39% of the Company’s outstanding common stock. Mark V. Shoen beneficially owns, directly and through Blackwater, 3,429,610 shares of the Company’s common stock and retains sole dispositive power over such shares. Such shares constitute approximately 16.11% of the Company’s outstanding common stock. James P. Shoen beneficially owns, directly and through JPS, 2,050,170 shares of the Company’s common stock and retains sole dispositive power over such shares. Such shares constitute approximately 9.63% of the Company’s outstanding common stock. Rosmarie T. Donovan, as Trustee of the Shoen Irrevocable Trusts dated November 2, 1998, retains sole dispositive power over 250,250 shares of the Company’s common stock. Such shares constitute approximately 1.18% of the Company’s outstanding common stock. Southwest Fiduciary, Inc., as Trustee of the Irrevocable “C” Trusts dated December 20, 1982, retains sole dispositive power over 1,424,473 shares of the Company’s common stock. Such shares constitute approximately 6.69% of the Company’s outstanding common stock.

Other than the purchase of 300 shares of common stock by Rosmarie T. Donovan, as Trustee of the Shoen Irrevocable Trusts dated November 2, 1998 on June 28, 2006, none of the Reporting Persons have effected any transaction in the Company’s common stock during the past sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As discussed under Item 4, the Reporting Persons entered into the Stockholder Agreement, pursuant to which each party agreed to (i) vote as one block consistent with the terms of such agreement and (ii) grant an irrevocable proxy to James P. Shoen to vote each party’s share pursuant to the terms set forth in the Stockholder Agreement.

Item 7.	Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

Exhibit 99.1	Joint Filing Agreement dated July 11, 2006

Exhibit 99.2:	Stockholder Agreement dated June 30, 2006

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 11, 2006.                       /s/Edward J/ Shoen
Edward J. Shoen

Dated: July 11, 2006.                        /s/ Mark V. Shoen
Mark V. Shoen

Dated: July 11, 2006.                      /s/ James P. Shoen
James P. Shoen

Dated: July 11, 2006.                        /s/ Rosmarie T. Donovan
Rosmarie T. Donovan, as Trustee

Dated: July 11, 2006. By:                      /s/ Greg Dovico
Title: President
Southwest Fiduciary, Inc., as Trustee